LEAD INVESTOR

**Robert Aliota** Entrepreneur / Investor / Small Business Advocate

CoPeace brings together two critical factors we consider when investing in a start-up operation, people and potential. This isn't the first rodeo for this executive team and they, collectively, have the right blend of skill-sets and practical experience to execute and deliver results. Rooted with the deep core values of ethics, integrity and character, Dr. Craig Jonas and his team have the credibility and network to attract quality people and opportunities for their portfolio. They are doing things the right way, for the right reasons for the long-term. This is a seasoned team of people all rowing in the same direction, backed by an impressive cast of characters on their Advisory Board and Board of Directors. As a fellow entrepreneur and investor, I believe success is imminent. As for the potential, just consider today's emerging markets that are taking aim at addressing social and environmental problems. Infrastructure, economic equality and clean energy, just to name a few. CoPeace offers investors a way to diversify their existing portfolio via a holding company model that spreads risk across multiple companies. By investing in conscientious companies in the ESG space, (Environmental, Social & Governance), with strong management teams and financial balance sheets in place, CoPeace can leverage their team's expertise, network and resources to help these businesses scale to the next level. As an investor, getting a return on your money and doing positive things in the world do not have to be mutually exclusive. More and more analysts are making the argument that investing in ESG-focused companies is where the growth and returns will be. According to US SIF's 2020 Report on Investing Trends, investments that take into consideration environmental, social and governance, (ESG), factors now stand at $17.1 trillion. That's approximately 1 in 3 dollars of the $51+ trillion assets under management in the U.S. This shouts "potential" to me. In the past, only those with more financial means could participate in having equity in a business or in businesses. Through this partnership between CoPeace and Wefunder, the door has been opened to investors of all levels to take part in this forward-thinking business model.

**Invested $15,000 this round and $100,000 previously**

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